

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0302

April 25, 2013

<u>Via E-mail</u>
Mr. Juan R. Figuereo
Chief Financial Officer
1875 Explorer Street, Suite 1000
Reston, VA 20190

     Re: NII Holdings, Inc.
             Form 10-K for the Year ended December 31, 2012
             Filed February 28, 2013
             File No. 000-32421

Dear Mr. Figuereo:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Robert S. Littlepage for

                            Larry Spirgel
                            Assistant Director